Exhibit (h)(v)(2)
AMENDED OPERATING EXPENSES AGREEMENT
     AGREEMENT made this 1st day of September, 2005, between Optimum QTM Funds, a Delaware business trust (the “Trust”), on behalf of each series of the Trust listed in Schedule A hereto (each a “Fund” and collectively, the “Funds”), and MDT Advisers, a division of Harris Bretall Sullivan Smith, LLC, a Delaware limited liability company (the “Adviser”).
     WHEREAS, the Adviser has entered into an Investment Advisory Agreement with the Trust, dated September 1, 2005 pursuant to which the Adviser provides, or arranges for the provision of, investment Advisory and management services to each Fund, and for which it is compensated based on the average daily net assets of each such Fund; and
     WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of each Fund and its shareholders to limit the total expenses of each Fund of the Trust as listed on Schedule A of the Investment Advisory Agreement between the Trust and the Adviser, as may be amended from time to time; and
     WHEREAS, the Adviser has entered into an Operating Expenses Agreement with the Trust, dated September 12, 2002, with respect to the Optimum Q – All Cap Core Fund, the Optimum Q – Balanced Growth Fund and the Optimum Q – Capital Conservation Fund; and
     WHEREAS, the Trust desires to establish six new series of shares of beneficial interest;
     NOW, THEREFORE, the parties hereto agree as follows:
1.	Expense Waiver and Reimbursement by the Adviser. The Adviser agrees to reduce all or a portion of its management fee and, if necessary, to bear certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) associated with operating the Funds to the extent necessary to limit the annualized expenses of each Fund to the rates reflected in Schedule A to this Agreement.

2.	Duty of Fund to Reimburse. Subject to approval by the Board of Trustees of the Trust, the Trust, on behalf of the applicable Fund, agrees to reimburse the Adviser on a monthly basis such reduced or waived management fees, and any expenses borne pursuant to paragraph 1, in later periods; provided, however, that a Fund is not obligated to reimburse any such reduced or waived management fees, or expenses borne pursuant to paragraph 1, more than three years after the end of the fiscal year in which the fee was reduced or waived or the expense was borne. The Trust’s Board of Trustees shall review quarterly any reimbursement paid to the Adviser with respect to any Fund in such quarter.

3.	Assignment. No assignment of this Agreement shall be made by the Adviser without the prior consent of the Trust.

4.	Duration and Termination. This Agreement shall be effective for the period from September 15, 2005 through November 30, 2006, and shall continue in effect from year to year thereafter upon mutual agreement of the Trust and the Adviser. This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement between the Adviser and the Trust.
     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

OPTIMUM QTM FUNDS	MDT ADVISERS,
a division of Harris Bretall Sullivan & Smith, LLC

By: /s/ John C. Duane	By: /s/ R. Schorr Berman

Name: John C. Duane	Name: R. Schorr Berman

Title: Treasurer	Title: President

SCHEDULE A

	Expense Cap
	Institutional/	Expense Cap	Expense Cap
Fund	Memorial Class	Class A	Class C

Optimum Q — Small Cap Value Fund	1.80%	2.05%	2.80%

Optimum Q — Small Cap Growth Fund	1.80%	2.05%	2.80%

Optimum Q — Small Cap Core Fund	1.80%	2.05%	2.80%

Optimum Q — Mid Cap Growth Fund	1.80%	2.05%	2.80%

Optimum Q — Large Cap Growth Fund	1.80%	2.05%	2.80%

Optimum Q — Tax-Aware All Cap Core Fund	1.80%	2.05%	2.80%

Optimum Q — All Cap Core Fund	1.25%	1.50%	2.25%

Optimum Q — Balanced Growth Fund	1.25%	1.50%	2.25%

Optimum Q — Capital Conservation Fund	0.95%	1.20%	1.95%

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